Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 6-K and our Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”).

Unless the context requires otherwise, the terms “Beamr,” “we,” “us,” “our,” “the Company,” and similar designations refer to Beamr Imaging Ltd. and its wholly owned subsidiaries Beamr, Inc. and Beamr Imaging RU LLC. References to “ordinary shares”, “warrants” and “share capital” refer to the ordinary shares, warrants and share capital, respectively, of Beamr.

References to “U.S. dollars” and “$” are to currency of the United States of America. References to “ordinary shares” are to our ordinary shares, par value NIS 0.05 per share. Our financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our expected results for any future periods.

Forward-Looking Statements

Certain information included in this discussion may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our business, development and operating goals and strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with customers, business partners and strategic partners;

●	our dependence on and the success of our strategic relationships with third parties and service providers;

●	the trends in, expected growth in and market size of the global image and video storage, video streaming, and public cloud video storage industries;

●	our estimates of, and future expectations regarding, our market opportunity;

●	our ability to maintain and enhance our market position;

●	our ability to attract customers, grow our retention rates, expand usage and sell subscription plans;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	our ability to ensure that our SaaS solution interoperates with a variety of software and hardware applications that are developed by third parties;

●	competitive environment and landscape and potential competitor behavior in our industry and the overall outlook in our industry;

●	our ability to maintain the security and availability of our products and solutions and to maintain privacy, data protection and cybersecurity;

●	our plans and ability to obtain or protect intellectual property rights, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others;

●	the need to hire additional personnel and our ability to attract, train and retain such personnel;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future development and operating expenses and capital expenditure requirements;

●	risks related to our international operations and our ability to expand our international business operations;

●	risks related to business, political, social, economic and security conditions in Israel and Russia (including the ongoing conflict between Russia and Ukraine);

●	changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns;

●	the effects of currency exchange rate fluctuations on our results of operations;

●	risks related to unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	any resurgence of the COVID-19 pandemic and its impact on our business and industry;

●	those factors referred to under the headings “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report, as well as in our Annual Report generally.

Readers are urged to carefully review and consider the various disclosures made throughout the following discussion which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in the following discussion are made as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in the following discussion. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

We are a leading innovator of video encoding, transcoding and optimization solutions that enable high quality, performance, and unmatched bitrate efficiency for video and images. With our Emmy®-winning patented technology and award-winning services, we help our customers realize the potential of video encoding and media optimization to address business-critical challenges. Our customers include tier one OTT, content distributors, video streaming platforms, and Hollywood studios who rely on our suite of products and expertise to reduce the cost and complexity associated with storing, distributing and monetizing video and images across devices.

At the heart of our patented optimization technology is the proprietary Beamr quality measure, or BQM, that is highly correlated with the human visual system. BQM is integrated into our content adaptive bitrate, or CABR, system which together maximizes quality and removes visual redundancies resulting in a smaller file size. The BQM has excellent correlation with subjective results, confirmed in testing under ITU BT.500, an international standard for rigorous testing of image quality. The perceptual quality preservation of CABR has been repeatedly verified using large scale crowd-sourcing based testing sessions, as well as by industry leaders and studio “golden eyes”.

We currently license three core video and image compression products that help our customers use video and images to further their businesses in meaningful ways: (1) a suite of video compression software encoder solutions including the Beamr 4 H.264 encoder, Beamr 4X H.264 content adaptive encoder, Beamr 5 HEVC encoder and the Beamr 5X HEVC content adaptive encoder, (2) Beamr JPEGmini photo optimization software solutions for reducing JPEG file sizes, and (3) Beamr Silicon IP block, a hardware solution for integration into dedicated video encoding ASICs, GPUs, and application processors.

Our current product line is mainly geared to the high end, high quality media customers and we count among our enterprise customers Netflix, Snapfish, ViacomCBS, VMware, Genesys, Deluxe, Citrix, Walmart, Photobox, Antix, Dalet, TAG, and other leading media companies using video and photo solutions. Due to the high cost and complexity of deploying our existing software solutions and the long sales lead times, we have a made a strategic decision to focus our resources on the development and commercialization of our next-generation product, the Beamr HW-Accelerated Content Adaptive Encoding solution, a SaaS solution that is designed, based on our own internal testing, to be up to 10x more cost efficient than our existing software-based solutions, resulting in reduced media storage, processing and delivery costs.

We are currently collaborating with NVIDIA, a multinational technology company and a leading developer of GPUs, with an annual revenue of $26.9 billion for the fiscal year 2022, to develop the Beamr HW-Accelerated Content Adaptive Encoding solution, the world’s first GPU accelerated encoding solution powered with our CABR, which will allow fast and easy end-user deployment combined with superior video compression rates. Upon completion, our CABR software will execute directly on NVIDIA GPU cores and interact with the NVIDIA video accelerator encoder known as NVENC. NVIDIA NVENC is a high-quality, high-performance hardware video encoder that is built into most NVIDIA GPUs. NVENC offloads video encoding to hardware, and provides extreme performance for applications such as live video encoding, cloud gaming and cloud storage. NVIDIA GPUs with NVENC are available on all major cloud platforms.

As planned, the first version of the integrated video optimization engine was released at the end of the first quarter of 2023 and in the second quarter of 2023 we released the beta version of our cloud based SaaS platform. Following that, we plan to commercially launch the first release of our cloud based Beamr HW-Accelerated Content Adaptive Encoding solution in the first quarter of 2024 and expect that following release, end-users of the solution will enjoy significant end-user storage and networking cost savings. Using the Beamr HW-Accelerated Content Adaptive Encoding solution will potentially reduce their return on investment for storage optimization to approximately four months, compared to approximately two years with our existing software encoder solutions.

Impact of COVID-19

For additional information, see “Item 3.D Risk Factors—Risks Related to Our Business and Industry–Any resurgence of the COVID-19 pandemic could adversely affect our business, financial condition and results of operations” in our Annual Report.

Impact of Invasion of Ukraine

In addition to our U.S. and Israel operations, we have operations in Russia through our wholly owned subsidiary, Beamr Imaging RU. Specifically, we undertake some of our software development and design, quality assurance, and support in Russia using personnel located there. While a majority of our developers are located in Russia, our research and development leadership is all located in Israel.

On February 24, 2022, Russia invaded Ukraine. The outbreak of hostilities between the two countries could result in more widespread conflict and could have a severe adverse effect on the region. Following Russia’s actions, various countries, including the U.S., Canada, the United Kingdom, Germany and France, as well as the European Union, issued broad-ranging economic sanctions against Russia. Such sanctions included, among other things, a prohibition on doing business with certain Russian companies, officials and citizens; a commitment by certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications (SWIFT) electronic banking network that connects banks globally; and restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions. In response to sanctions, the Russian Central Bank raised its interest rates and banned sales of local securities by foreigners. Russia may take additional counter measures or retaliatory actions in the future. The continuation of these hostilities may result in additional economic and other sanctions against Russia. The potential impact of the conflict and any resulting bans, sanctions and boycotts on companies doing business in Russia is currently uncertain due to the fluid nature of the conflict as it is unfolding and has the potential to result in broadened military actions. The duration of ongoing hostilities and such sanctions and related events cannot be predicted. Uncertainty as to future relations between Russia and the U.S. and other countries in the west, or between Russia and other eastern European countries, may have a negative impact on our operations.

We do not operate in any sectors of the Russian economy that have been targeted by U.S. or EU sanctions and have no reason to believe that we would be targeted by any sanctions in the future. Nonetheless, such sanctions and potential responses to such sanctions, including those that may limit or restrict transfer funds into Russia, may in the future significantly affect our ability to pay our personnel based in Russia.

Our operations and presence in Russia is limited. We have no manufacturing operations in Russia and we do not sell any products in Russia and as a consequence we have not derived any revenues from there. To date, none of our investors expressed concern with respect to our operations in Russia and none of our customers terminated or downsized their engagement with us as a result of such operations. Our employees in Russia have not to date experienced any change in their daily ability to perform their tasks. We do not expect Russia or another government to nationalize our assets or operations in Russia. In particular, our primary assets are software that are stored outside of Russia and our products and services are all delivered outside of Russia. In addition, we believe that if we needed to, we would be able to recruit personnel outside Russia without any material interruption to our operations. As a result, we believe that if nationalization were to occur, any impact on our financial statements would be immaterial.

Since the start of the conflict, we have been constantly evaluating our activities in Russia. Our board is responsible for overseeing risks related to Russia’s invasion of Ukraine, including risks related to cybersecurity, sanctions, employees based in Russia and risks associated with ongoing or halted operations or investments in affected regions and is actively monitoring key risks. In response to Russia’s invasion of Ukraine, in March 2022, our management presented to our board a business continuity plan. We have begun to partially implement the business continuity plan in order to address risks related to the conflict on our personnel, operations and product development that includes alternative payment solutions for personnel in Russia and relocation of certain personnel to territories outside Russia and Belarus on short notice. As of July 27, 2023, some of the Russian employees and contractors of our wholly owned subsidiary in St. Petersburg, Russia have relocated to other countries and we are continuing to monitor the situation with respect to our business continuity plan.

Components of Our Results of Operations

Revenue

Software Licensing

Our revenues are mainly comprised of revenue from licensing the rights to use our software for a limited term (mainly for a period of one to three years) or on a perpetual basis for enterprises that incorporate our perpetual license in their own products delivered to end users and for our products sold to thousands of private consumers, as applicable to each contract, and from and provision of related maintenance and technical support services (i.e. Post-Contract Customer Support, or PCS).

Revenue from the sale of software license (either timely-based or perpetual) is recognized at a point in time in which the license is delivered to the customer. The software license is considered a distinct performance obligation, as the customer can benefit from the software on its own. Revenue from PCS services are also derived from annual maintenance providing for unspecified upgrades on a when-and-if-available basis. The right for an unspecified upgrade for the version acquired by the customer and enhancements on a when-and-if-available basis that do not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered. We consider the PCS performance obligation as a distinct performance obligation that is satisfied over time and recognized on a straight-line basis over the contractual period (mainly over a period of one year either for timely-based license or for perpetual license).

As we bundle software licenses (either timely-based or perpetual) together with PCS, the transaction price is allocated to the separate performance obligations on a relative standalone selling price basis.

Since we do not sell PCS on a stand-alone basis and due to the fact that these services are usually involved with limited customer support, mainly based on several hours of technical support per contract (as management believes the technology and products covered under the software license component are mature and fully functional), the standalone selling prices of the PCS are determined based on the expected cost plus a margin based on estimation of direct fulfillment cost (an hourly service) and a reasonable margin. Such estimate is also corroborated with the price that the customer would have to pay to a third-party service provider for a similar support service.

The stand-alone selling price of the software licenses (either timely-based or perpetual) is estimated by management based on adjusted market assessment approach which represents management estimation of the price that a customer in the market will be willing to pay for such license on a stand-alone basis (i.e. without any PCS).

Due to the fact that these services are usually involved with limited customer support, mainly based on several hours of technical support per contract, the transaction price allocated to the PCS is considered insignificant. Consequently, most of the transaction price is allocated to the software licenses as management believes the technology and products covered under the software license component are mature and fully functional.

Advertising

Commencing 2022, revenue in small volume is also derived from the traffic operations in the Google AdSense program, a web advertising platform, that we make available on our websites. Google pays us on a cost-per-click basis. We recognize as revenue the fees paid to it by Google based on the volume of clicks through to Google AdSense advertisements.

Cost of Revenue

Cost of software licensing and related maintenance and technical support services revenues primarily consist of costs related to salaries, of our support team and additional overhead allocation costs such as rent, utilities and supplies to all departments based on relative headcount.

Gross Margins

Gross margins have been, and will continue to be, affected by a variety of factors, including the average sales price of our products and services, volume growth, the mix of revenues, software licenses, maintenance and technical support and professional services, onboarding of new media and telecom customers, and changes in cloud infrastructure and personnel costs.

Operating Expenses

Research and Development

Our research and development expenses consist primarily of costs incurred for personnel-related expenses for our technical staff, including salaries and other direct personnel-related costs. Additional expenses include consulting and professional fees for third-party development resources. We expect our research and development expenses to increase in absolute dollars for the foreseeable future as we continue to dedicate substantial resources to develop, improve and expand the functionality of our solutions. Subsequent costs incurred for the development of future upgrades and enhancements, which are expected to result in additional functionality, may qualify for capitalization under internal-use software and therefore may cause research and development expenses to fluctuate.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of personnel related costs for our sales and marketing functions, including salaries and other direct personnel-related costs. Additional expenses include marketing program costs, amortization of acquired customer relationships and trade names, intangible assets, and payment processer commissions. We expect our selling and marketing expenses will increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth. We also anticipate that selling and marketing expenses will increase as a percentage of revenue in the near and medium-term.

General and Administrative Expenses

Our general and administrative expenses consist primarily of personnel-related costs for our executive, finance, human resources, professional fees, information technology and legal functions, including salaries and other direct personnel-related costs. We expect general and administrative expense to increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth and as a result of our becoming a public company.

We allocate overhead expenses related to the services agreement under which we receive recurring consulting and related services from our founder Sharon Carmel as Chief Executive Officer and an entity controlled by him, Sharon Carmel Management, Ltd. The allocation was done based on the management estimation to reflect the contribution to the related activity.

Financing Income, Net

Financing income, net consists of amortization of discounts and interest expense on our indebtedness and changes in the fair value of warrants and convertible advanced investments. Financial expenses, net also includes foreign exchange gains and losses.

Taxes on Income

We are subject to taxes in jurisdictions or countries in which we conduct business. Our effective tax rate is affected by tax rates in jurisdictions and the relative amounts of income we earn in those jurisdictions, changes in the valuation of our deferred tax assets and liabilities, applicability of any valuation allowances, and changes in tax laws in jurisdictions in which we operate. Due to cumulative losses, we maintain a valuation allowance against our deferred tax assets. We consider all available evidence, both positive and negative, in assessing the extent to which a valuation allowance should be applied against our deferred tax assets. Realization of our deferred tax assets depends upon future earnings, the timing and amount of which are uncertain. Our effective tax rate is affected by tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses, such as share-based compensation, and changes in our valuation allowance.

Operating Results

The following table sets forth a summary of our operating results:

	Six Months Ended June 30,
(U.S. dollars in thousands)	2023	2022

Revenues	$955	$928
Cost of revenues	$(50)	$(49)
Gross profit	$905	$879
Operating expenses:
Research and development	$(912)	$(999)
Sales and marketing	$(197)	$(468)
General and administrative	$8800)	$(373)
Operating loss	$(1,004)	$(961)
Financing income, net	$87	$131
Loss before taxes on income	$(917)	$(830)
Taxes on income	$(7)	$(6)
Net loss	$(924)	$(836)

Six months ended June 30, 2023, compared to six months ended June 30, 2022

Revenues, Cost of Revenues and Gross Profit

The following table presents our revenue, cost of revenues and gross profit for the periods indicated:

	Six Months Ended June 30,
(U.S. dollars in thousands)	2023	2022

Revenues	$955	$928
Cost of revenues	$(50)	$(49)
Gross profit	$905	$879

Revenues increase by $0.027 million, or 2.9% to $0.955 million for the six months ended June 30, 2023, from $0.928 million for the six months ended June 30, 2022. The increase was primarily due to signing a new license agreement.

Operating Expenses

Research and Development Expenses

	Six Months Ended June 30,
(U.S. dollars in thousands)	2023	2022

Salary and related expenses	$(741)	$(794)
Professional fees	$(75)	$(87)
Depreciation, amortization and overhead expenses	$(96)	$(118)
Total research and development expenses	$(912)	$(999)

Research and development expenses decreased by $0.087 million, or 8.7% to $0.912 million for the six months ended June 30, 2023, from $0.999 million for the six months ended June 30, 2022. The decrease was mainly due to a decrease in salaries due to the termination of certain employees as the company focuses on building its new SAAS solution.

Selling and Marketing Expenses

	Six Months Ended June 30,
(U.S. dollars in thousands)	2023	2022

Salary and related expenses	$(103)	$(290)
Professional fees and platform commissions	$(54)	$(124)
Amortization expenses	$(10)	$(11)
Marketing conferences and trade shows	$-	$(1)
Travel and overhead expenses	$(30)	$(42)
Total selling and marketing expenses	$(197)	$(468)

Selling and marketing expenses decreased by $0.271 million, or 57.9% to $0.197 million for the six months ended June 30, 2023, from $0.468 million for the six months ended June 30, 2022. The decrease was primarily due to a decrease in salaries due to termination of certain employees and a decrease in professional fees related to marketing vendors.

General and Administrative

	Six Months Ended June 30,
(U.S. dollars in thousands)	2023	2022

Salary and related expenses	$(207)	$(177)
Professional fees and consulting	$(541)	$(178)
Overhead allocated	$72	$79
Travel, office and other expenses	$(124)	$(79)
Total general and administrative expenses	$(800)	$(355)

General and administrative expenses increased by $0.427 million, or 114% to $0.8 million for of six months ended June 30, 2023, from $0.373 million for of six months ended June 30, 2022. The increase was primarily due to service provider expenses related to the Company being a public entity (legal, insurance, accounting, NASDAQ fees).

Financing Income, Net

	Six Months Ended June 30,
(U.S. dollars in thousands)	2023	2022

Change in fair value of convertible advanced investment	$(270)	$(189)
	$106	$-
Amortization of discount and accrued interest on straight loan	$68	$12
Amortization of discount relating to loan received from controlling shareholder	$28	$-
Change in accounting estimates related to maturity date of loan received from controlling shareholder	$12	$-
Exchange rate differences and other finance expenses	$(31)	$46
Total financing expenses, net	$(87)	$(131)

Financing income decreased by $0.044 million, or 33.6% to $0.087 million for the six months ended June 30, 2023, from $0.131 million for the six months ended June 30, 2022. The decrease was primarily due to a decrease in the change of fair value of convertible advanced investment offset by discount expenses relating to loan received from controlling shareholder, amortization of discount and accrued interest relating to straight loan received from commercial bank and a change in fair value of derivative warrant liability.

Taxes on Income

	Six Months Ended June 30,
(U.S. dollars in thousands)	2023	2022

Taxes on income	$(7)	$(6)

Taxes on income with no material change for the six months ended June 30, 2023, compared to the six months ended June 30, 2022.

JOBS Act

Under the JOBS Act, an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an “emerging growth company” to delay the adoption of new or revised accounting standards that have different transition dates for public and private companies until those standards would otherwise apply to private companies. Although we meet the definition of an “emerging growth company” and we have elected not to use this extended transition period for complying with new or revised accounting standards.

Liquidity and Capital Resources

We have financed our operations through cash generated from operations, the proceeds from private offerings, proceeds from receiving convertible advanced investments from our current shareholders and others and proceeds from our initial public offering on the Nasdaq.

We believe that our existing capital resources and cash flows from operations together with funds received from the initial public offering will be adequate to satisfy our expected liquidity requirements through the next twelve months. Without derogating from the foregoing estimate regarding our existing capital resources and cash flows from operations, we may decide to raise additional funds in 2023. We believe that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity beyond the next twelve months.

Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of investments to support such growth, the expansion of sales and marketing activities, increases in general and administrative costs and many other factors as described under “Risk Factors” in our Annual Report.

To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds; however, such financing may not be available on favorable terms, or at all. If we are unable to raise additional funds when desired, our business, financial condition and results of operations could be adversely affected.

SVB Loans

On February 19, 2017, we and Beamr, Inc., our wholly owned subsidiary, entered into a Loan Agreement, or the 2017 Loan Agreement, with SVB under which we had a right to borrow from SVB up to $3 million bearing interest at a floating per annum rate equal to the Wall Street Journal Prime Rate plus 3.5% (upon occurrence of an ‘default event’ as defined in the Loan Agreement, the principal amount shall bear interest at a rate per annum which is 5% above the rate that is otherwise applicable thereto) which shall be payable monthly. In June 2018, we subsequently drew down a cash amount in the aggregate principal amount of $3 million, or the 2017 Loan, payable in 36 equal installments on a monthly basis commencing the following month after drawdown. On July 26, 2022, we terminated the 2017 Loan Agreement. The Loan is sometimes referred to herein as a “straight loan”.

In connection with the execution of the 2017 Loan Agreement, we issued to SVB a 15-year warrant to purchase (i) 41,040 Series C Convertible Preferred Shares at an exercise price of $5.12 per share or (ii) 41,040 shares to be issued in the ‘next round’ at an exercise price equal to the lowest price per share at which we will sell and issue shares of the next round shares.

On April 15, 2020, we signed a deferral agreement in connection with the 2017 Loan Agreement with SVB according to which it was agreed that the original monthly repayment date for the principal due from May 2020 to October 2020 shall be extended by a period of six months commencing November 2020.

In addition, on April 29, 2021, or the Deferral Effective Date, we signed a second deferral agreement in connection with the 2017 Loan Agreement with SVB according to which it was agreed that the original monthly repayment date for the principal due from May 2021 to October 2021 shall be extended by a period of six months commencing November 2021. In consideration, we agreed to (i) pay to SVB a total deferral facility fee equal to $50, which fee shall be fully earned at the Deferral Effective Date, and payable in 10 monthly equal installments over the period commencing April 29, 2021 through January 29, 2022; (ii) reimburse SVB for all reasonable legal fees and expenses incurred in connection with the deferral agreement and (iii) issue to SVB a 15-year warrant to purchase 9,764 shares exercisable at an exercise price of $5.12 per share (subject to standard adjustments) into either Series C Preferred Shares or a class of securities sold and issued by us in the next equity financing round. Furthermore, if SVB exercises the warrant and the warrant value (as determined in the warrant) is lower than $0.5 million, then immediately following such exercise, we are required to pay the holder an amount equal to the difference between the $0.5 million and the warrant value.

On February 17, 2022, we entered into a second Loan and Securities Agreement, or the 2022 Loan Agreement providing a credit line against our accounts receivables. According to the 2022 Loan Agreement, commencing as of August 1, 2022 through December 31, 2022, SVB may, in its sole discretion in each instance, pursuant to our request, finance specific eligible account receivables of ours, as determined in the 2022 Loan Agreement, in a total amount equal to the face amount of the eligible account receivable multiplied by a rate of 80%, subject to reduction by SVB in its discretion, or the Advance, provided that the aggregate amount of all outstanding Advances shall not exceed the lesser of (i) an aggregate principal amount equal to $0.35 million, or the Revolving Line, or (ii) 80% of all eligible account receivables minus the sum of all outstanding principal amounts of any Advances, subject to reduction by SVB in its discretion. The outstanding principal amount of any Advance shall accrue interest at a floating rate per annum equal to the greater of (i) 8.25% and (ii) a floating per annum rate equal to the Wall Street Journal Prime Rate plus 5% (upon occurrence of a ‘default event’ as defined in the 2022 Loan Agreement, the aggregate loan principal amount shall bear interest at a rate per annum which is 5% above the rate that is otherwise applicable thereto). Interest on the principal amount of each Advance will be payable in monthly arrears (i) on each the last day of each month and (ii) on December 31, 2022, or the Revolving Line Maturity Date. The security interest granted in the 2022 Loan Agreement shall at all times continue to be a first priority perfected security. On July 26, 2022, we terminated the 2022 Loan Agreement and the security interest on all our assets was removed.

Upon making of the initial Advance, we agreed to issue to SVB a warrant to purchase (i) 4,784 Series C Convertible Preferred Shares, or (ii) ordinary shares in the event that we have listed its securities for trading on Nasdaq, or (iii) upon SVB’s written irrevocable election in its sole discretion, the same class and series, or other designation, of convertible preferred share or other senior equity security sold and issued by us in the next equity financing over a 15-years period commencing the issuance date of such warrant, at an exercise price of $5.12 per share, provided that if the class is the next equity financing securities, then the exercise price shall be the lowest price per share for which next equity financing securities are sold or issued by us. Upon termination of the 2022 Loan Agreement, we have no commitment to issue to SVB the aforesaid warrant.

As of July 27, 2023, we held approximately $1,000 at SVB and do not have any additional deposits or securities in accounts at SVB.

Convertible Advance Investment

On August 25, 2021 and August 6, 2019, we entered into separate advance investment agreements with several current shareholders under which we raised an amount of $0.56 and $0.31 million, respectively, which was not interest bearing but was eligible for conversion into our ordinary shares based on a variable conversion price depending on the occurrence of certain liquidation events. Upon completion of our initial public offering, the advance investment amounts were fully converted into an aggregate of 1,142,856 ordinary shares based on a conversion price of $3.20 per ordinary share.

IBI Spikes Loan

On July 7, 2022, we entered into a funding agreement with IBI providing for a loan, or the IBI Loan, in the amount of NIS 3.1 million (approximately $0.9 million), or the IBI Loan Agreement. The loan is repayable on a monthly basis based on a formula set forth in the IBI Loan Agreement until the earlier repayment of NIS 4,172,760 (approximately $1.2 million), or the Repayment Amount, or January 5, 2026. We may repay the IBI Loan early based on formula set forth in the IBI Loan Agreement. The IBI Loan Agreement provides for certain customary covenants and accelerates in the event of default.

In consideration for the grant of the IBI Loan, we are required to pay to IBI a non-refundable one-time fee of 1.5% of the IBI Loan amount and we issued a warrant to purchase 65,562 ordinary shares over a term of the earlier of 10 years or certain liquidation events and a variable exercise price depending on the occurrence of certain liquidation events. The exercise price of the warrant was determined at $3.20 per share following the completion of our initial public offering. The warrant can be exercised on cashless exercise based on the discretion of IBI.

Completion of our Initial Public Offering

On February 27, 2023, we announced the pricing of our initial public offering of 1,950,000 ordinary shares at a public offering price of $4.00 per ordinary share, for aggregate gross proceeds of $7,800,000 prior to deducting underwriting discounts and other offering expenses.

Our ordinary shares began trading on the Nasdaq Capital Market under the ticker symbol “BMR” on February 28, 2023.

Cash Flows

The following table summarizes our cash flows for the periods presented:

.	Six Months Ended June 30,
(U.S. dollars in thousands)	2023	2022

Net cash used in operating activities	$(1,015)	(101)
Net cash used in investing activities	$(4)	-
Net cash provided by (used in) financing activities	$6,550	(548)
Change in cash, cash equivalents	$5,531	(649)
Cash, cash equivalents at beginning of period	$693	1,028
Cash, cash equivalents at end of period	$6,224	379

Net cash used in operating activities

For the six months ended June 30, 2023, net cash used in operating activities was mainly due to a net loss of $0.9 million, $0.27 million of change in the fair value of convertible advanced investments, which was offset by $0.17 million of share-based compensation, $0.1 million change in the fair value of derivative warrant liability and $0.1 million change in other working capital items as shown in the condensed consolidated statement of cash flows of the interim financial statements.

For the six months ended June 30, 2022, net cash used in operating activities was mainly due to a net loss of $0.8 million, $0.2 million of change in the fair value of convertible advanced investments, which was offset by $0.1 million of share-based compensation, $0.7 million change in trade receivables and $0.05 million change in other working capital items as shown in the condensed consolidated statement of cash flows of the interim financial statements.

Investing Activities

For the three months ended June 30, 2023 and 2022 and six months ended June 30, 2023 and 2022, the change in net cash used in investing activities was immaterial.

Financing Activities

Net cash used in financing activities of $6.5 million for the six months ended June 30, 2023 was mainly due to net proceeds received upon completion of initial public offering transaction of $6.67 million offset by repayment of principal relating to straight loan received from commercial bank of $0.1 million and repayment of principal relating to straight loan received from controlling shareholder of $0.1 million.

Net cash used in financing activities of $0.5 million for the six months ended June 30, 2022 was related to repayment of a straight loan of $0.5 million and deferred offering costs of $0.04 million.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2023.

Critical Accounting Policies and Estimates

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Our management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. See Note 2 to the audited consolidated financial statements for the year ended December 31, 2022 for additional information regarding these and our other significant accounting policies.

Jumpstart Our Business Startups Act of 2012

Under the JOBS Act, an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an “emerging growth company” to delay the adoption of new or revised accounting standards that have different transition dates for public and private companies until those standards would otherwise apply to private companies. Although we meet the definition of an “emerging growth company” and we have elected not to use this extended transition period for complying with new or revised accounting standards.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in exchange rates, interest rates and inflation. All of these market risks arise in the ordinary course of business, as we do not engage in speculative trading activities. The following analysis provides additional information regarding these risks.

Foreign Currency and Exchange Risk

Our functional currency and all of our subsidiaries all of which are primarily a direct and integral component of our operation is the U.S. dollars, as the U.S. dollars is the primary currency of the economic environment in which us and our subsidiaries have operated (which is the currency of the environment in which an entity primarily generates cash) and expects to continue to operate in the foreseeable future. Our sales are mainly denominated in U.S. dollars. A significant portion of our operating costs are in Israel and in Russia, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS and RUB. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and RUB. Furthermore, we anticipate that a significant portion of our expenses will continue to be denominated in NIS and RUB. We do not hedge against currency risk. A hypothetical 10% change in foreign currency exchange rates applicable to our business would have had an impact on our results for the six months ended June 30, 2023 of $0.14 million due to NIS, and $0.04 million due to RUB.

Impact of Inflation

While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we do not believe inflation has had a material effect on our historical results of operations and financial condition. However, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset higher costs through price increases or other corrective measures, and our inability or failure to do so could adversely affect our business, financial condition and results of operations.